LAW OFFICE OF CLIFFORD J. HUNT, P.A.
8200 SEMINOLE BOULEVARD
SEMINOLE, FLORIDA 33772
(727) 471-0444
Reply to:
cjh@huntlawgrp.com

August 10, 2018

Josh Shainess, Esquire
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:
American Resources Corporation

Form 10-K for Fiscal Year Ended December 31, 2017

Filed April 23, 2018

File No. 000-55456

Dear Mr. Shainess,

As you are aware, my law firm represents American Resources Corporation (the “Company”) and has been asked to request an extension within which the Company may respond to the Commission’s letter of July 26, 2018. During our conversation yesterday, I requested an extension on behalf of the Company until Wednesday, August 22, 2018. Please advise.

Thank you for your kind attention to this matter.

Sincerely,

LAW OFFICE OF CLIFFORD J. HUNT, P.A.

/s/: Clifford J. Hunt, Esquire

cc:
American Resources Corporation